UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

XPONENTIAL FITNESS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98422X101
(CUSIP Number)

Mark Grabowski
781 Boston Post Rd. #1313
Madison, CT 06443
Telephone: (646) 321-0134
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS H&W Investco, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,453,744 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,453,744 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,453,744 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (see Item 5 below)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 7,453,744 shares of Class B Common Stock (See Item 5).

1	NAME OF REPORTING PERSONS H&W Investco II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,855,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,855,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (see Item 5 below)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Mark Grabowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,315,479 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,315,479 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,315,479 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

(3) Consists of: (i) 6,855,613 shares of Class A Common Stock held by H&W Investco II LP, (ii) 7,453,744 shares of Class B Common Stock held by H&W Investco LP, and (iii) 6,122 shares of Class A Common Stock held by Mr. Grabowski personally (See Item 5).

EXPLANATORY STATEMENT

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the initial statement on Schedule 13D, filed on August 5, 2021 (as amended, the “Schedule 13D”) by the undersigned, as amended by the Amendment No. 1 thereto (“Amendment No. 1”), filed on April 13, 2022. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

H&W Investco, LP (hereafter, “Investco I”) is the record holder of 7,453,744 shares of Class B Common Stock and H&W Investco II, LP (hereafter, “Investco II”) is the record holder of 6,855,613 shares of Class A Common Stock (collectively, the “Investco Shares”), and Mark Grabowski is the record holder of 6,122 shares of Class A Common Stock. As the general partner of each of Investco I and Investco II, MGAG may be deemed the beneficial owner of the Investco Shares. As the sole managing member and controlling person of MGAG, Mr. Grabowski may be deemed to be the beneficial owner of the Investco Shares. Each of MGAG and Mr. Grabowski disclaims beneficial ownership of such Investco Shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following language:

In connection with Reporting Persons’ participation in the secondary offering of shares of the Issuer’s Class A Common Stock pursuant to the Issuer’s prospectus supplement dated February 7, 2023 (the “Prospectus Supplement”), (i) Investco II sold an aggregate of 2,275,725 shares of Class A Common Stock and (ii) Investco I redeemed 2,474,275 LLC Units, together with the cancellation of 2,474,275 shares of Class B Common Stock, for 2,474,275 shares of Class A common stock, which were sold in the secondary offering.

On February 7, 2023, Investco I and Investco II and certain other stockholder of the Issuer (collectively, the “Selling Stockholders”) entered into an underwriting agreement (the “February 2023 Underwriting Agreement”) with BofA Securities, Inc. and Jefferies LLC, as representatives of the several underwriters listed in Schedule A thereto (collectively, the “Underwriters”) and the Issuer, pursuant to which the Underwriters agreed to purchase an aggregate of 5,000,000 shares of the Issuer’s Class A Common Stock with an option to purchase up to an additional 750,000 shares of Class A Common Stock, from the Selling Stockholders at the public offering price of $24.50 per share, less the underwriting discount of $1.164 per share.  Investco I and Investco II sold 2,083,600 shares of Class A Common Stock and 1,916,400 shares of Class A Common Stock, respectively, pursuant to the February 2023 Underwriting Agreement, which transactions closed on February 10, 2023. On February 17, 2023, the Underwriters exercised the option to purchase 390,675 shares of Class A Common Stock and 359,325 shares of Class A Common Stock from Investco I and Investco II, respectively.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a)-(b)

As of the date hereof:

•
Investco I directly owns 7,453,744 shares of Class B Common Stock of the Issuer, representing approximately 14.0% of the Issuer’s combined voting power. Investco I has shared dispositive and voting power over such shares. In addition, Investco I directly owns 7,453,744 LLC Units, each of which may be redeemed for, together with the cancellation of a share of Class B Common Stock, one share of Class A Common Stock or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed.

•
Investco II directly owns 6,855,613 shares of Class A Common Stock, representing approximately 12.9% of the Issuer’s combined voting power. Investco II has shared dispositive and voting power over such shares.

•
MGAG is the general partner of each of Investco I and Investco II and therefore is deemed to beneficially own 6,855,613 shares of Class A Common Stock held by Investco II and 7,453,744 shares of Class B Common Stock held by Investco I, or an aggregate of 14,309,357 shares of Common Stock, representing approximately 26.9% of the Issuer’s combined voting power. MGAG has sole power to dispose and vote such shares. As the sole managing member and controlling person of MGAG, Mr. Grabowski may be deemed the beneficial owner of an aggregate of 14,309,357 shares of Common Stock, representing approximately 26.9% of the Issuer’s combined voting power, and Mr. Grabowski has sole power to dispose and vote such shares.

•
Mr. Grabowski directly owns 6,122 shares of Class A Common Stock, representing approximately 0.0% of the Issuer’s combined voting power. Mr. Grabowski has sole dispositive and voting power over such shares.

The percentages of beneficial ownership reported herein represent combined voting power, or the percentages of voting power of the Issuer’s Class A Common Stock and Class B Common Stock held by such person voting together as a single class.  Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to Issuer’s stockholders for a vote.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following language:

The responses to Item 4 of this Schedule 13D is incorporated by reference herein.

Lock-Up Agreement

In connection with the secondary offering, the Issuer, its executive officers, directors and the Selling Stockholders have agreed not to sell or transfer any common stock for 60 days after the date of the Prospectus Supplement (the “restricted period”) without first obtaining the written consent of BofA Securities, Inc. and Jefferies LLC. Specifically, the Issuer and these other persons have agreed, with certain limited exceptions, not to directly or indirectly: offer, pledge, sell or contract to sell any common stock; sell any option or contract to purchase any common stock; purchase any option or contract to sell any common stock; grant any option, right or warrant for the sale of any common stock; lend or otherwise dispose of or transfer any common stock; request or demand that the Issuer file or make a confidential submission of a registration statement related to the common stock; or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise (the “Lock-Up Agreement”).

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following language:

Exhibit
Number

7	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2023).

8	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2023).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2023

H&W INVESTCO, LP

By: MGAG LLC, as its general partner

By:	/s/ Mark Grabowski
Name:	Mark Grabowski
Title:	Managing Partner

H&W INVESTCO II, LP

By: MGAG LLC, as its general partner

By:	/s/ Mark Grabowski
Name:	Mark Grabowski
Title:	Managing Partner

MARK GRABOWSKI

By:	/s/ Mark Grabowski
Name:	Mark Grabowski